UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-13582

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Speedway Motorsports, Inc.
Full name of registrant

Former name if applicable

5555 Concord Parkway South
Address of principal executive office (Street and number)

Concord, North Carolina 28027
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company recently reviewed the amount and timing of various income tax related matters for 2015 and certain prior periods, including but not limited to net deferred tax liabilities related to goodwill associated with race date intangibles originating with our acquisition of New Hampshire Motor Speedway in 2008 and elimination of previously recorded income tax expenses associated with the favorable settlement of our previously discontinued oil and gas operations. As a result, certain prior year amounts have been revised and will be reflected as revised in the Company’s Annual Report on Form 10-K for fiscal year 2015. The Company has not, and does not expect to, file with the Securities and Exchange Commission any amendments to our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for any prior periods.

As a result of these revisions, management was unable to obtain the necessary information to complete the preparation of the Company’s Annual Report on Form 10-K for fiscal year 2015 by the filing deadline and could not eliminate the reasons causing this delay without unreasonable effort or expense. The Company expects to file its Annual Report on Form 10-K as soon as reasonably practical and at this time anticipates that it will be able to do so within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

R. Douglas Harmon	(704) 335-9020
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following summarizes the significant changes in results of operations anticipated to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, subject to final review:

Total revenues for 2015 increased by $12.2 million, or 2.5%, over such revenues for 2014. Net loss for 2015 was $34.4 million compared to net income of $31.1 million for 2014. Although a number of factors contributed positively and negatively to this change, the primary factors are discussed below:

●

In the first quarter of 2015 we redeemed higher interest rate 2019 Senior Notes, replacing them with lower interest rate 2023 Senior Notes and credit facility borrowings. Loss on early debt redemption and refinancing for 2015 represents a charge to earnings of $8.4 million, before income taxes of $3.1 million, for redemption premium, unamortized net deferred loan costs and transaction costs, net of issuance premium associated with the former 2019 Senior Notes.

●

Impairment of other intangible assets and goodwill for 2015 represents non-cash impairment charges aggregating $98.9 million, before income tax benefits of $35.5 million, to reduce the carrying value of non-amortizable race date event sanctioning and renewal agreements associated with New Hampshire Motor Speedway, and goodwill associated with certain event souvenir merchandising activities.

●

Income from discontinued operation for 2014 reflects recovery of $6.0 million of previously reserved receivables through favorable settlements, and insignificant legal fees and other costs associated with efforts to recover previously reserved receivables in 2015 and 2014.

Speedway Motorsports, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2016	SPEEDWAY MOTORSPORTS, INC.

	By:	/s/ William R. Brooks
William R. Brooks Vice Chairman and Chief Financial Officer